Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The COVID-19 pandemic

Currently, the government maintains the vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health. On January 10, 2022, the government began to vaccinate the population with an additional or second “booster” dose. As of October 17, 2022, 17,683,983 people had been fully vaccinated in Chile (excluding the “booster” dose), of which 574,715 people had been vaccinated with a single dose vaccine, 17,498,338 people had received the first of two doses of a dual-dose vaccine, 17,109,268 people had received both doses of a dual-dose vaccine, 15,670,410 people had received an additional “booster” dose and 11,594,996 people had received a second “booster” dose.

The government maintains a “step-by-step” gradual lockdown relief program. Depending on the results of health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or go back to a previous restricted stage. On April 14, 2022 the step-by-step plan was made more flexible by setting up 3 levels of measures depending on the sanitary impact of COVID-19 (high, medium or low impact). Further easements have been introduced since then, such as no mandatory use of protective masks or restrictions on entrance to Chile and an increase in the maximum allowed capacity for mass events.

The government has announced that, except in hospitals, mobility passes and face masks were no longer required from October 1, 2022. On August 17, 2022, the Ministry of Health announced that a fifth dose of vaccination would take place before year end. As of September 30, 2022, no district in Chile is under quarantine and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) stood at 23.61 for fully vaccinated people. As of October 14, 2022, 4,669,403 COVID-19 infections had been recorded in Chile, of which 15,785 were active cases and 61,397 were deaths.

The Chilean Constitution and Government

On September 4, 2022, a referendum on the approval or rejection of the draft constitution proposed by the Constitutional Convention took place, with 61.86% of the votes rejecting it and 38.14% of the votes approving it. Approximately 13 million out of approximately 15 million people who were eligible to vote cast ballots. Voting was mandatory for all citizens of 18 years old or more. Given that the proposed draft was rejected, the current constitution will remain in force. However, the President of the Republic, Congress and most of the political parties have committed to initiate a new process for a new constitution to be approved and have started a consensus building procedure to establish the rules under which the new constitutional process will occur.

Banking Regulation

On August 5, 2022, the Financial Market Commission (“CMF”) issued General Rule No. 484, which establishes the requisites for charges associated with lending transactions governed by Law No. 18,010 to be considered as commissions, as opposed to be deemed interest, in which case such charges would be subject to maximum interest caps according to the laws on credit transactions. Such requisites are: (i) the amount charged to the debtor must be calculated on the basis of the cost of providing the service, (ii) the service must be real, effectively rendered to the debtor and different from those “inherent” to the money credit transaction, (iii) the concept to which the charge corresponds, as well as the total amount charged to the debtor, must have been expressly informed to and accepted by the debtor prior to its collection and the rendering of the service, regardless of whether the collection of the charge is made prior to rendering the service, and (iv) the information of charges in connection with credit transactions must be made publicly available through the same channels used by the creditor to make offers of such transactions.

1

Capital Markets

On October 12, 2022, the Chilean Congress approved a bill that promotes competition and financial inclusion through innovation and technology in the provision of financial services (the “Fintech Law”). The Fintech Law establishes a general regulatory framework for the provision of certain technology-based financial services (“Fintech”), subject to the supervision of the CMF. Such services include (i) crowdfunding platforms, (ii) alternative transaction systems, (iii) credit and investment advice, (iv) custody of financial instruments, and (v) order routing and intermediation of financial instruments. To provide Fintech services, providers need to register with the Registry of Financial Service Providers at the CMF.

The Fintech Law also creates a legal framework to regulate and implement an open banking system, establishing the basic rules and principles to allow the exchange of financial information between different service providers through remote and automated access interfaces that will allow interconnection and direct communication between the participating institutions.

In accordance with this new general regulatory framework, the CMF must enact a series of rules for its implementation, where it must observe the principles of proportionality based on risk, modularity in the services provided and technological neutrality.

In addition, the Fintech Law establishes that certain financial sector industries must implement policies and controls to avoid offering products that are not in line with customers’ expectations, needs and willingness to take risks. Also, banks will have to establish public, objective and non-discriminatory conditions for the refusal to open, suspend or close current accounts of Fintech providers.

The Fintech Law introduces amendments to several other laws to maintain regulatory consistency and symmetry between the new Fintech and the traditional financial entities under the supervision of the CMF, as well as to include various initiatives that seek to enhance the financial sector and update its current framework, such as allowing simplified securities registration processes (according to the rules that will be issued by the CMF), and changes in the requirements to be considered a public company, establishing a minimum of 2,000 shareholders.

The Fintech Law will enter into force 30 days after its publication in the Official Gazette. However, the regulation of Fintech companies, the open finance system and the amendments to Law No. 18,045 on Securities Market Law, Law No. 20,712 on Funds Administration, and certain amendments to the General Banking Law, will be effective as of the date of entry into force of the respective regulations to be issued by the CMF.

Taxation

On July 7, 2022, the government submitted to Congress the Tax Reform Bill through Presidential Message No. 064-370 (the “Tax Reform Bill”), which proposes several substantial changes to the Chilean tax system. The proposed changes include certain amendments to the tax code, the income tax law, the value added tax (“VAT”) law, the funds law, the inheritance and donations law, and the mining royalty.

Some of the relevant changes proposed by the Tax Reform Bill include amendments to the following: general anti-avoidance rules; special rules for the delivery of information; strengthening of the tax authority’s audit powers; new “semi-dual” general taxation regime for large companies, which includes a disintegration of the tax system by modifying both the first category tax rate and the applicable taxes to shareholders; limitation on the deductibility of expenses; establishment of a new bracket and incrementation of personal income tax and second category tax rates; modifications to the pro small- and medium-sized enterprises (“SME”) regime and new VAT benefits; modifications of international taxation rules (e.g., transfer pricing, controlled foreign corporations, thin cap rules and limitation on tax credits for taxes paid abroad); taxation of capital gains and income from leases on certain real estate assets; amendment to the mining royalty bill of law; modification of VAT exemption applicable to exports; modification of inheritance tax rules in connection with the valuation of assets; modification of taxation of mutual funds and public and private investment funds; and a wealth tax.

2

The Tax Reform Bill is currently under discussion in the Chamber of Deputies and is expected to be approved during the last quarter of 2022. On October 4, 2022, the government introduced certain changes to the Tax Reform Bill, including: (i) a transitory semi-instantaneous depreciation regime whereby 50% of fixed assets will be instantly depreciated; (ii) a 2.5% tax rate on the taxable base of 22% of the accumulated profits with outstanding personal taxes to the extent that they are recorded in passive companies; (iii) reinstatement of tax credit for taxes paid abroad; (iv) a gradual phase-out of the temporary benefit of reduced rate for SMEs in connection with the COVID pandemic, and incentives to formalize businesses; (v) on wealth taxes, a 50% cap on the tax burden on income that takes into account the effective income tax and wealth tax rates; (vi) certain additional benefits for income obtained from housing rental; and (vii) flexibilization on leases. These changes are expected to reduce tax revenue and have the aim of achieving higher economic growth.

2022 Budget Update

The following table sets forth the most updated macroeconomic assumptions for the 2022 budget, included in the public finances report (Informe de Finanzas Públicas, or the “IFP”) published on October 5, 2022:

2022 Budget Assumptions for Effective Balance

Updated 2022 Budget Assumptions(1)
Real GDP growth (% change compared to the prior year)	2.2
Real domestic demand growth (% change compared to the prior year)	2.0
CPI (% change December 2020/2021 compared to December 2021/2022, as applicable)	11.7
Annual average nominal exchange rate (Ps./US$1.00)	864
Annual average copper price (US$ cents per pound)	398

(1)	Updated in October 2022.

Source: Chilean Budget Office.

According to the last estimations, the central government revenues are projected to increase by Ps.68,157 billion in 2022 (a 6.3% increase in real terms when compared to central government revenues in 2021). The central government expenditures are projected to amount to Ps.63,957 billion in 2022 (a 24.0% decrease in real terms when compared to government expenditures in 2021). As a result, the effective balance for 2022 is projected to increase to 1.6% of GDP, compared to (7.7)% of GDP for 2021, while the central government’s gross debt is projected to decrease to 36.0% of GDP in 2022, compared to 36.3% of GDP in 2021.

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to materially differ from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not materially differ from the information set forth above.

2023 Budget

In September 2022, the government submitted to Congress a draft bill for the “2023 Budget Law”.

When submitting the budget law for each year, the Ministry of Finance sets forth certain macroeconomic assumptions used to project government revenues and fiscal results, among others. These projections are updated and published quarterly in the IFP.

3

The following table sets forth the macroeconomic assumptions underlying the draft “2023 Budget Law” submitted to Congress:

2023 Budget Assumptions for Effective Balance

2023 Budget Assumptions(2)
Real GDP growth (% change compared to the prior year)	(0.5)
Real domestic demand growth (% change compared to the prior year)	(4.1)
CPI (% change December 2021/2022 compared to December 2022/2023, as applicable)	6.3
Annual average nominal exchange rate (Ps./US$1.00)	868
Annual average copper price (US$ cents per pound)	362

(1)	Updated in September 2022.
(2)	Considered for the preparation of the 2023 budget.

Source: Chilean Budget Office.

2023 Budget Assumptions for Structural Balance

2023 Budget Assumptions
Trend Real GDP growth (average % change for the next five years)	2.5
Long-term Copper price (US$ cents per pound) (2021-2030)	331

The draft 2023 budget foresees an increase in expenditures in 2023. Projected central government revenues, when measured in constant pesos of 2023, are expected to reach Ps.63,222 billion for 2023 (a decrease of 12.7% in real terms, compared to the central government revenues of 2022). Projected central government expenditures, when measured in constant pesos of 2023, are expected to reach Ps.70,828 billion in 2023 (a 4.2% increase in real terms, compared to central government expenditures of 2022). As a result, the effective deficit is expected to reach 2.7%, while the structural deficit is expected to reach 2.1%. The draft 2023 budget allows the incurrence of indebtedness by Chile in an amount of US$17.0 billion. Additionally, the IFP published on October 5, 2022, assumes that the GDP will grow 3.2% in 2024.

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to materially differ from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not materially differ from the information set forth above.

The main objectives of the draft 2023 budget include:

•	Support past and new infrastructure projects through the creation of an infrastructure program (Programa de Infraestructura para el Desarrollo), allocating Ps.1,668 billion to this program.
•	Support production growth through the creation of a production development program (Desarrollo Productivo Sostenible) and the allocation of Ps.155 billion to the project. Additionally, the allocation of Ps.332 billion for the development of the Pan American Games to take place in Santiago in 2023.
•	The recovery of employment, allocating Ps.334 billion to maintain employment subsidies. Additionally, a special commitment to support women in the workforce, increasing the subsidy for women’s employment (Subsidio al Empleo de la Mujer) by 13.7%.
•	Reinforcement of public safety by increasing the Undersecretariat for Crime Prevention (Subsecretaría de Prevención del Delito) budget by Ps.10 billion and implementing a new plan against organized crime (Plan Nacional Contra el Crimen Organizado), allocating Ps.38 billion to the institutions involved in the prevention, control and prosecution of organized crime.
•	Universal Pension Guarantee, which assures a minimum pension for more than 2.1 million people over 65 years.
•	A Ps.674 billion increase to the education budget compared to the 2022 budget, in order to mitigate the effects derived from the COVID-19 pandemic.
•	Health support specially oriented to provide procedures in the public health system, allocating Ps.12,748 billion to the health budget.

4

Development Bank of Latin America’s Approval

On August 24, 2022, Chile received approval from the Development Bank of Latin America’s (“CAF”) shareholders to join the multilateral organization as a member state. CAF is currently comprised of 18 Latin American and Caribbean states, along with Spain and Portugal and 13 private banks. CAF is working on a renewed agenda focused on green projects and the social and economic reactivation of their members.

Credit Line from the International Monetary Fund

On August 29, 2022, the executive board of the International Monetary Fund (“IMF”) approved a two-year arrangement for Chile under a flexible credit line (“FCL”) worth approximately US$18.5 billion, that replaced a US$24.0 billion facility granted in 2020, which was not used and expired on May 2022. The FCL allows its recipients to draw on the credit line at any time and is designed to flexibly address both actual and potential balance of payments needs. Drawings under the FCL are not phased nor tied to ex-post conditionality as in regular IMF-supported programs. Chile intends to treat the FCL as precautionary and intends to use a part thereof to cancel an existing short-term liquidity line worth US$3.3 billion. The IMF expects that the FCL will increase Chile’s precautionary reserve buffers on a temporary basis and provide substantial insurance against a broad range of risks, including from a possible abrupt global slowdown, commodity price shocks, spillovers from Russia’s war in Ukraine, or a sharp tightening of global financial conditions.

TPP11 Approval

On October 11, 2022, the Senate approved the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“TPP11”) to boost free trade among Australia, Brunei, Canada, Mexico, Japan, Malaysia, New Zealand, Chile, Peru, Singapore and Vietnam. The TPP11 has been approved by the Chilean Congress and needs to be ratified by the President of the Republic to become effective. However, the Chilean government has announced that before making such ratification it would seek to negotiate bilateral revisions to dispute resolution provisions with other TPP11 signatories.

5

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2022
January	8.9	(5.4)	11.2
February	6.8	(5.2)	8.8
March	6.6	(1.4)	8.0
April	6.7	(9.2)	9.3
May	6.1	(0.8)	7.2
June	3.3	(3.7)	4.4
July	1.0	(6.4)	2.1
August	0.0	(7.5)	1.3

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the first and second quarters of 2022:

	Current Account (millions of US$)	GDP Growth (in %)	Domestic Demand Growth (in %)
2022
First quarter	(5,769)	7.4	12.6
Second quarter	(6,564)	5.4	8.7

6

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Six months ended June 30,
	2021	2022
Nominal GDP	113,446	129,057
Aggregate Domestic Demand	110,682	133,895
Gross Fixed Capital Formation	25,392	31,289
Change in Inventories	1,936	3,431
Total Consumption	83,354	99,175
Private Consumption	66,978	81,420
Government Consumption	16,377	17,755
Total Exports	35,119	44,553
Total Imports	32,356	49,390
Net Exports	2,764	(4,837)

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous year prices, in billions of Chilean pesos)

	Six months ended June 30,
	2021	2022
Real GDP	95,884	101,981
Aggregate Domestic Demand	99,097	109,618
Gross Fixed Capital Formation	22,485	24,128
Change in Inventories	2,024	3,162
Total Consumption	74,588	82,328
Private Consumption	60,873	67,426
Government Consumption	13,818	15,017
Total Exports	25,855	25,600
Total Imports	28,803	32,559
Net Exports	(2,948)	(6,959)

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 63.1% in the six months ended June 30, 2022. Government consumption was 13.8% of GDP in the six months ended June 30, 2022, compared to 12.7% during the six months ended June 30, 2021. Another key component of demand, gross fixed capital formation, was 19.7% of GDP in the six months ended June 30, 2021, and 24.2% in the six months ended June 30, 2022.

7

The following table presents nominal GDP by categories of aggregate demand:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Six months ended June 30,
	2021	2022
Nominal GDP (in billions of Chilean pesos)	113,446	121,777
Domestic Absorption	97.6	100.4
Total Consumption	73.5	75.3
Private Consumption	59.0	61.2
Government Consumption	14.4	14.1
Change in inventories	1.7	2.0
Gross Fixed Capital Formation	22.4	23.1
Exports of goods and services	31.7	32.4
Imports of goods and services	28.5	32.9

Source: Chilean Central Bank.

Savings and Investment

Savings and Investment
(% of GDP)

	Six months ended June 30,
	2021	2022
National Savings	20.4	19.0
External Savings	3.7	7.9
Total Gross Savings or Domestic Gross Investment	24.1	26.9

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the six months ended June 30, 2022, GDP expanded by 6.4% compared to the same period in 2021 as a consequence of the release of measures implemented to prevent the spread of COVID-19, as well as the high rate of vaccination.

8

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Six months ended June 30,
	2021	2022
Primary sector	18.1	17.9
Agriculture, livestock and forestry	3.8	3.4
Fishing	0.4	0.4
Mining	13.9	14.0
Copper	12.6	11.0
Other	1.2	3.1
Manufacturing sector	8.5	9.0
Foodstuffs, beverages and tobacco	3.6	3.8
Textiles, clothing and leather	0.1	0.1
Wood products and furniture	0.6	0.7
Paper and printing products	0.6	0.6
Chemicals, petroleum, rubber and plastic products	1.6	1.7
Non-metallic mineral products and base metal products	0.6	0.6
Metal products, machinery and equipment and miscellaneous manufacturing	1.5	1.4
Services sector	63.5	63.0
Electricity, oil and gas and water	2.7	1.9
Construction	6.1	5.9
Trade and catering	10.5	10.5
Transport	5.3	6.0
Communications	2.6	2.4
Financial services	13.0	13.2
Housing	7.1	7.3
Personal services	11.6	11.6
Public administration	4.6	4.2
Subtotal	90.1	89.9
Net adjustments for payments made by financial institutions, VAT and import tariffs	9.9	10.1
Total GDP	100.0	100.0
Nominal GDP (in billions of Chilean pesos)	Ps. 113,445	Ps. 129,057

Source: Chilean Central Bank.

9

Change in GDP by Sector
(% change from previous year, except as indicated)

	Six months ended June 30,
	2021	2022
Primary sector	1.5	(4.0)
Agriculture, livestock and forestry	2.5	(4.5)
Fishing	5.0	0.5
Mining	0.7	(4.2)
Copper	0.1	(6.2)
Other	6.6	16.2
Manufacturing sector	8.8	1.1
Foodstuffs, beverages and tobacco	8.6	1.3
Textiles, clothing and leather	48.9	6.0
Wood products and furniture	16.4	(6.8)
Paper and printing products	1.9	5.4
Chemicals, petroleum, rubber and plastic products	2.9	(1.2)
Non-metallic mineral products and base metal products	22.8	(5.5)
Metal products, machinery and equipment and miscellaneous manufacturing	10.1	5.3
Services sector	9.1	9.5
Electricity, oil and gas and water	2.5	3.9
Construction	3.5	2.0
Trade and catering	22.4	9.2
Transport	3.6	24.9
Communications	9.0	9.6
Financial Services	4.5	7.5
Housing	3.6	8.1
Personal Services	18.6	16.8
Public Administration	2.8	(0.7)
Subtotal	7.9	6.5
Net adjustments for payments made by financial institutions, VAT and import tariffs	20.1	10.5
Total GDP	8.8	6.4
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps. 95,883,630	Ps.101,981,347

Source: Chilean Central Bank.

Employment and Labor

Employment

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

Six months ended June 30, 2022
Nationwide:
Labor force	9,587
Employment	8,838
Participation rate (%)	59.7
Unemployment rate (%)	7.8

Source:  National Statistics Institute.

10

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

Six months ended June 30, 2022 (1)
Primary sector	8.8
Agriculture, livestock and forestry and fishing	5.8
Mining	3.0
Manufacturing sector	10.1
Services sector	81.0
Electricity, gas and water	1.1
Construction	8.8
Trade and catering	23.4
Transport and communications	8.7
Financial services	2.1
Community and social services(2)	36.9
Total	100.0

(1)  Constitutes an average for the six months ended June 30, 2022.

(2)  Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

During the six months ended June 30, 2022, women accounted on average for 42.2% of the total nationwide labor force, compared to 41.1% during the same period in 2021.

Wages

The following table sets forth changes in average real wages and productivity in the six months ended June 30, 2022, compared to the same period in 2021.

Real Wages
(% change from same period in 2021)

Six months ended June 30, 2022
Productivity	0.70%
Average real wages	(2.0)%

Sources: Chilean Central Bank and National Statistics Institute.

11

BALANCE OF PAYMENTS AND FOREIGN TRADE

Merchandise Trade

The primary countries of origin of Chile’s imports for the six months ended June 30, 2022 were China (which accounted for 25% of total imports), the United States (21%), Brazil (9%), Argentina (6%), Germany (3%) and Mexico (2%). The primary destinations of Chile’s exports for the six months ended June 30, 2022 were China (which received 40% of Chile’s total exports), the United States (15%), Japan (7%), South Korea (6%) and Brazil (4%). During the six months ended June 30, 2022, Chile’s exports to Asia, as a percentage of total exports, were slightly lower at 59%, compared to the same period in 2021. The proportion of Chile’s exports to North America was stable at 18% compared to the same period in 2021.

In the six months ended June 30, 2022, merchandise exports totaled US$49.9 billion and merchandise imports totaled US$48 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 53% of total imports in the six months ended June 30, 2022, compared to 50% for the same period in 2021. Imports of consumer goods amounted to 28% of total imports in the six months ended June 30, which were below the 30% registered during the same period in 2021. Imports of capital goods accounted for 18% of total imports for that period, compared to 21% for the same period in 2021.

12

The following table sets forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Six months ended June 30, 2021	Six months ended June 30, 2022
Exports (FOB)
Americas:
Argentina	0.7	0.9
Brazil	4.7	4.5
Mexico	1.5	1.8
United States	15.2	15.0
Other	6.9	8.1
Total Americas:	29.0	30.3
Europe:
France	2.2	1.1
Germany	1.1	0.9
Netherlands	1.6	2.0
Spain	1.6	1.3
United Kingdom	0.6	0.6
Other	5.3	3.5
Total Europe:	12.4	9.4
Asia:
Japan	7.7	7.1
South Korea	5.0	6.2
Taiwan	2.5	1.7
China	38.3	39.8
Other	3.7	4.1
Total Asia:	57.2	58.8
Other:(1)	1.3	1.5
Total exports:	100.0	100.0

Imports (CIF)
Americas:
Argentina	4.7	5.7
Brazil	7.7	9.5
Mexico	3.0	2.4
United States	18.4	20.8
Other	8.7	8.5
Total Americas:	42.5	46.9
Europe:
France	1.6	1.4
Germany	3.7	2.7
Netherlands	0.7	0.6
Spain	2.5	1.9
United Kingdom	0.8	0.6
Other	6.7	6.2
Total Europe:	16.0	13.4
Asia:
Japan	2.1	2.2
South Korea	2.0	1.8
Taiwan	0.4	0.3
China	28.0	25.3
Other	5.4	5.4
Total Asia:	37.9	35.1
Other:(1)	3.6	4.7
Total imports:	100.0	100.0

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

13

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On October 12, 2022, the Chilean Central Bank announced an increase of 50 percentage points in the Tasa de Política Monetaria (“TPM”), to 11.25%, mainly to contain an expected increase in inflation above the 3.0% (+/-1.0%) target band.

The following table sets forth the Chilean Central Bank’s average interest rates through October 14, 2022.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2022 (through October 14)	-	-	-	-	11.25

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the period indicated.

Inflation

(% change from same period in 2021)

	CPI	PPI(1)
Six months ended June 30, 2022	12.5	22.0

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank, PPI, National Institute of Statistics.

On October 7, 2022, the National Institute of Statistics informed that the CPI increased by 0.9% in September, 2022, with an annualized rate of 13.7% from September 2021 and an accumulated rate of 10.8% during 2022.

Exchange Rate Policy

The Chilean peso traded at Ps.919.97/US$1.00 on June 30, 2022, compared to Ps.850.3/US$1.00 on December 31, 2021.

The following table shows the high, low, average and period-end observed Chilean peso/U.S. dollar exchange rate for the six months ended June 30, 2022.

Observed Exchange Rates
(pesos per US$)

	High	Low	Average(1)	Period-End
Six months ended June 30, 2022	919.97	777.10	824.84	919.97

(1) Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

14

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$41.9 billion as of June 30, 2022, compared to US$39.2 billion as of June 30, 2021.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

As of June 30, 2022
Chilean Central Bank:
Assets:
Gold	14
Special Drawing Rights (SDRs)	3,280
Reserve position in the IMF	649
Foreign exchange and bank deposits	2,148
Securities	39,729
Other assets(1)	–
Total	45,821

Liabilities:
Reciprocal Credit Agreements	–
Bonds and promissory notes	1
Accounts with international organizations	82
SDR allocations	3,308
Short Term Liabilities	539
Total	3,930
Total international reserves, net	41,891

(1) Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

Money Supply

The following tables set forth the monetary base and the monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

As of June 30, 2022
Currency in circulation	13,016.9
Bank reserves	8,401.9
Monetary base	21,418.8

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

15

Monetary Aggregates
(in billions of Chilean pesos)

As of June 30, 2022
Monetary Aggregates
Currency in circulation	13,016.9
Bank reserves	8,401.9
Monetary base	21,418.8
Currency in circulation	13,016.9
Demand deposits at commercial banks	52,932.2
M1(1)	65,949.1
Total time and savings deposits at banks	98,238.4
Others	12,646.4
M2(2)	176,833.9
Foreign currency deposits at Chilean Central Bank	30,413.7
Documents of Chilean Central Bank	20,692.1
Letters of Credit	105.1
Private Bonds	32,903.7
Others	47,379.5
M3(3)	308,328.1

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from same period in 2021)

Six months ended June 30, 2022
M1 (% change)	(16.8)%
M2 (% change)	6.1%
Credit from the financial system (% change)(1)	10.4%
Average annual peso deposit rate(2)	1.0%

(1)	Information as of June 30, 2022, the latest available information.

(2)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

16

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of June 30, 2022
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	394,292	85.4%	245,095	87.0%	180,862	82.7%	26,395	88.6%
Foreign- owned private-sector banks(2)	2,582	0.6%	288	0.1%	441	0.2%	570	1.9%
Private-sector total	396,874	86.0%	245,384	87.1%	181,303	82.9%	26,965	90.5%
Banco Estado	64,763	14.0%	36,207	12.9%	37,476	17.1%	2,831	9.5%
Total banks	461,636	100.0%	281,591	100.0%	218,779	100.0%	29,796	100.0%

(1)	Corresponds to the “Capital Básico”. This item is included capital and reserves.

(2)   Foreign owned subsidiaries of foreign banks are classified as domestically owned private sector banks. If classified as foreign owned private sector banks, the market share of foreign owned private sector banks as of June 30, 2022, would be as follows: assets: 42.0%, loans: 41.2%, deposits: 36.0% and shareholders’ equity: 41.3%, with the corresponding reduction in the market share of domestically-owned private sector banks.

Source: CMF (as defined below).

The following table sets forth the total assets of the five largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of June 30, 2022
	in billions of Pesos	Market Share (%)
Banco Santander-Chile	70.9	18.1%
Banco Estado	55.1	14.0%
Banco de Chile	54.3	13.8%
Banco de Crédito e Inversiones	77.5	19.8%
Scotiabank Chile	46.4	11.8%
Itaú Corpbanca	40.4	10.3%
Other banks	48.0	12.2%
Total Banking System	392.5	100.0%

Source: CMF.

17

PUBLIC SECTOR DEBT

Central Government Domestic Bonds

As of August 31, 2022, Chile had the following local bonds outstanding:

•	4.0% Ps. 1,840,145 million treasury bonds due March 1, 2023;

•	0.0% Ps. 550,000 million treasury bonds due March 13, 2023;

•	0.0% Ps. 650,000 million treasury bonds due April 21, 2023;

•	0.0% Ps. 350,000 million treasury bonds due May 19, 2023;

•	0.0% Ps. 320,000 million treasury bonds due June 16, 2023;

•	0.0% Ps. 590,000 million treasury bonds due July 21, 2023;

•	6.0% Ps. 26,460 million treasury bonds due January 1, 2024;

•	0.0% Ps. 553,400 million treasury bonds due March 13, 2024;

•	5.80% Ps. 1,061,000 million treasury bonds due June 1, 2024;

•	0.0% Ps. 550,000 million treasury bonds due June 19, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	2.8% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps. 6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,290,395 million treasury bonds due July 15, 2050;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

18

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 51,090 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 110,577.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 54,290 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 56,281.5 thousand treasury bonds due July 15, 2050.

Central Government External Bonds

As of August 31, 2022, Chile had the following global bonds outstanding:

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

19

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	3.500% US$1,500,000,000 January 31, 2034;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

20

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises (1)
 Consolidated (in millions of Chilean pesos of each year)

	As of December 31,					As of March 31,
	2017	2018	2019	2020	2021	2021	2022
Total financial debt	15,345,330	17,661,760	20,075,014	20,459,627	24,771,844	21,251,918	23,106,067
Financial debt, excluding debts owed to central government	15,345,330	17,661,760	20,075,014	20,459,627	24,771,844	21,251,918	23,106,067
Short-term(2)	942,758	1,571,637	1,869,678	1,057,629	1,093,135	1,476,402	876,309
Long-term(3)	14,402,573	16,090,123	18,205,336	19,401,998	23,678,709	19,775,516	22,229,758
Financial debt with central government(4)	—	—	—	—	—	—	—
Financial assets(5)	1,628,669	1,896,117	1,754,725	2,770,479	3,083,339	2,665,101	3,291,833
Net financial debt	13,716,661	15,765,644	18,320,289	17,689,148	21,688,446	18,586,817	19,814,234
Excluding central government	13,716,661	15,765,644	18,320,289	17,689,148	21,688,446	18,586,817	19,814,234

(1)	Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.
(2)	Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	As of December 31,					As of March 31,
	2017	2018	2019	2020	2021	2021	2022
Net Consolidated Debt	1.4	1.6	2.3	10.9	19.0	12.0	15.2

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of Chilean pesos of each year)

	As of December 31,					As of March 31,
	2017	2018	2019	2020	2021	2021	2022
Liabilities	18,953,410	20,178,583	20,869,170	29,960,494	51,140,933	33,232,190	41,092,338
Chilean Central Bank Notes and Bonds(1)	14,836,684	13,884,907	13,885,795	21,051,586	42,840,421	22,510,773	26,671,343
Fiscal Deposits	317,898	869,433	715,807	—	—	—	—
Others(2)	3,798,829	5,424,243	6,267,568	8,908,908	137	10,721,264	124
Assets without subordinated debt	24,418,382	28,060,372	32,030,318	34,941,916	53,779,314	37,558,918	51,732,297
Net financial debt	38,983	39,861	40,657	39,200	51,330	40,220	48,320
Others(3)	435,490	329,733	1,756,343	7,061,320	10,136,127	8,113,351	13,696,991
Total Net Debt without subordinated debt(1)(2)	(5,464,972)	(7,881,789)	(11,161,148)	(4,981,422)	(2,638,381)	(4,326,727)	(10,639,959)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other debt instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

21

Central Government Total Net Debt
(in millions of Chilean pesos of each year, except as indicated)

	As of December 31,					As of March 31,
	2017	2018	2019	2020	2021	2021	2022
Debt in pesos	34,965,837	39,186,492	43,997,027	50,083,426	56,562,477	49,339,298	56,473,213
External Debt	434,345	434,345	380,481	—	—	—	—
Domestic Debt	34,531,492	38,752,147	43,616,546	50,083,426	56,562,477	49,339,298	56,473,213
Assets in pesos	13,072,668	14,483,242	16,063,376	17,783,660	20,956,075	16,995,814	19,937,587
Assets in pesos, without public enterprises(1)	13,072,668	14,483,242	16,063,376	17,783,660	20,956,075	16,995,814	19,937,587
Chilean Central Bank Deposits	—	—	—	441,382	—	441,382	—
Financial debt of public enterprises with the Central government	—	—	—	—	—	—	—
Net debt in pesos(2)	21,893,169	24,703,249	27,933,651	32,299,766	35,606,402	32,343,484	36,535,627
Debt in U.S. dollars (in US$ million)	12,101	13,920	15,305	21,208	36,107	24,965	41,921
Treasury Bills with the Chilean Central Bank (in US$ million)	—	—	—	—	—	—	—
External Debt (in US$ million)	12,101	13,920	15,305	21,208	36,107	24,965	41,921
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)	34,800	33,800	31,829	28,966	21,024	29,434	26,484
Net debt in U.S. dollars (in US$ million)	(22,699)	(19,880)	(16,524)	(7,758)	15,084	(4,469)	15,437
Total Financial Debt(4)	42,410,915	48,870,460	55,393,169	65,167,462	87,262,776	67,616,655	89,471,597
Total Financial Assets(5)	34,482,435	37,997,313	39,763,975	38,385,562	38,831,318	38,544,681	40,784,609
Total Net Financial Debt	7,928,480	10,873,146	15,629,194	26,781,879	48,431,458	29,071,974	48,686,988

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate as of December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

22